Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

To: Midas Medici Group Holdings, Inc
 (formerly Mondo Acquisition I, Inc.)

We hereby consent to the use in this Amendment No. 3 to Form S-1 Registration Statement Under The Securities Act of 1933 of our report dated March 6, 2009, which includes an explanatory paragraph regarding the substantial doubt about the Company's ability to continue as a going concern, included in the Annual Report for the years ended December 31, 2008 and 2007 and for the period October 30, 2006 (date of inception) through December 31, 2008, relating to the financial statements of Midas Medici Group Holdings, Inc (formerly Mondo Acquisition I, Inc.), which appear in such Registration Statement and related Prospectus for the registration of shares of its common stock.

We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ RBSM LLP

November 24, 2009